Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

GLOBALFOUNDRIES Partners with ASML for Leading-edge Chip Tapeouts

VELDHOVEN, the Netherlands, March 18, 2013 - Brion Technologies, a division of ASML, today announces a major milestone in its partnership with GLOBALFOUNDRIES. The companies are collaborating to deliver high volume computational lithography capabilities for 28 nm and 20 nm tapeouts, while also accelerating the development of future nodes, including extreme ultraviolet (EUV) lithography.

The process window is very challenging for leading edge technologies and substantially impacts yield, time to market and ultimately profitability. ASML’s holistic lithography approach enables both process window enhancement and process window control from design to mask tapeout to chip manufacturing by leveraging the computational model accuracy that comes from tight integration with the ASML scanners including FlexRayTM & FlexWaveTM.

GLOBALFOUNDRIES is working with Brion to ensure that their foundry customers have the best possible and most cost effective semiconductor manufacturing capability available. Critical to achieving this is the use of Tachyon FlexTM, which is the platform architecture that allows the Tachyon applications to run on a customer’s existing compute cluster, distributed across many thousands of CPU cores. Tachyon Flex has been demonstrated to have efficiency (or scalability) significantly better than other industry competitors, resulting in substantial time and cost savings for large tapeouts.

“At 28nm and below it is necessary to explore and realize every possible process window improvement to achieve a manufacturable patterning solution,” said Chris Spence, Senior Fellow of GLOBALFOUNDRIES. “We have found that Brion’s OPC and Computational Lithography solutions enable us to achieve this goal and ensure the best possible yield for GLOBALFOUNDRIES’ customers.”

Jim Koonmen, general manager of Brion Technologies said, “We look forward to this important expansion of our long-standing relationship with GLOBALFOUNDRIES, and to the successful use by GLOBALFOUNDRIES of these leading edge technologies at the N28, N20, N14 and future nodes.”

About mask tapeout

In integrated circuits design, tape-out or tapeout is the final part of the design cycle before a photomask is manufactured. In its current practice (also known as ‘mask data preparation’ or MDP) chip makers perform checks and make modifications to the mask design specific to the manufacturing process. Optical proximity correction (OPC) is the most common example, which corrects for the diffraction and interference behavior of light when printing the sub-micron scale features of modern integrated circuit designs.

About Brion Technologies

Brion Technologies is a division of ASML and an industry leader in computational lithography for integrated circuits. Brion’s TachyonTM platform enables capabilities that address chip design, photomask making and wafer printing for semiconductor manufacturing. Brion is headquartered in Santa Clara, California. For more information: www.brion.com.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com.

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